SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

IMH SECURED LOAN FUND, LLC
(Name of Subject Company)

IMH SECURED LOAN FUND, LLC
(Name of Person Filing Statement)

UNITS OF LIMITED LIABILITY COMPANY INTEREST
(Title of Class of Securities)

NONE
(CUSIP Number of Class of Securities)

Shane C. Albers
Chief Executive Officer
IMH Financial Corporation
4900 N. Scottsdale Rd #5000
Scottsdale, Arizona 85251
(480) 840-8400
(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person Filing Statement)

Copy to:
Peter T. Healy, Esq.
O’Melveny & Myers LLP
Two Embarcadero Center, 28th Floor
San Francisco, CA 94111
(415) 984-8833

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

THE FOLLOWING DOES NOT RELATE TO THE PROPOSED CONVERSION TRANSACTIONS PURSUANT TO WHICH IMH SECURED LOAN FUND LLC (THE "FUND") WOULD CONVERT INTO A DELAWARE CORPORATION AND INVESTORS MORTGAGE HOLDINGS INC., THE MANAGER OF THE FUND, AND IMH HOLDINGS, LLC WOULD BECOME WHOLLY OWNED SUBSIDIARIES OF THE FUND . THE FOLLOWING IS ONLY THE FUND'S STATUTORILY REQUIRED RESPONSE TO A TENDER OFFER BY A THIRD PARTY TO PURCHASE LESS THAN 6% OF THE MEMBERSHIP UNITS OF THE FUND.

THE REGISTRATION STATEMENT ON FORM S-4 INCLUDING THE PRELIMINARY CONSENT SOLICITATION PROSPECTUS RELATING TO THE CONVERSION TRANSACTIONS IS CURRENTLY UNDERGOING REVIEW BY THE U.S. SECURITIES AND EXCHANGE COMMISSION, AND THE FUND IS ACCORDINGLY SUBJECT TO RESTRICTIONS ON COMMUNICATIONS. ONCE THE REVIEW IS COMPLETED, THE FUND INTENDS TO DISTRIBUTE TO MEMBERS A FINAL CONSENT SOLICITATION/PROSPECTUS RELATING TO THE PROPOSED CONVERSION TRANSACTIONS.

INTRODUCTION

THE FOLLOWING DOES NOT RELATE TO THE PROPOSED CONVERSION TRANSACTIONS PURSUANT TO WHICH IMH SECURED LOAN FUND LLC (THE "FUND") WOULD CONVERT INTO A DELAWARE CORPORATION AND INVESTORS MORTGAGE HOLDINGS INC., THE MANAGER OF THE FUND, AND IMH HOLDINGS, LLC WOULD BECOME WHOLLY OWNED SUBSIDIARIES OF THE FUND . THE FOLLOWING IS ONLY THE FUND'S STATUTORILY REQUIRED RESPONSE TO A TENDER OFFER BY A THIRD PARTY TO PURCHASE LESS THAN 6% OF THE MEMBERSHIP UNITS OF THE FUND.

THE REGISTRATION STATEMENT ON FORM S-4 INCLUDING THE PRELIMINARY CONSENT SOLICITATION PROSPECTUS RELATING TO THE CONVERSION TRANSACTIONS IS CURRENTLY UNDERGOING REVIEW BY THE U.S. SECURITIES AND EXCHANGE COMMISSION, AND THE FUND IS ACCORDINGLY SUBJECT TO RESTRICTIONS ON COMMUNICATIONS. ONCE THE REVIEW IS COMPLETED, THE FUND INTENDS TO DISTRIBUTE TO MEMBERS A FINAL CONSENT SOLICITATION/PROSPECTUS RELATING TO THE PROPOSED CONVERSION TRANSACTIONS.

This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates to the offer (the “Offer”) by MPF Senior Note Program II, LP, MPF Senior Note Program I, LP, MPF DEWAAY FUND 8, LLC, MPF FLAGSHIP FUND 14, LLC, MACKENZIE PATTERSON SPECIAL FUND 5, LLC, MPF BLUE RIDGE FUND I, LLC, SCM Special Fund 2, LP, and MacKenzie Patterson Fuller LP (collectively the “Purchasers”) to purchase up to 4,000 membership units (the “Units”) in IMH Secured Loan Fund, LLC, a Delaware limited liability company and the subject company (the “Fund”), at a purchase price equal to $1,000 per Unit, less the amount of any distributions declared or made with respect to the Units between March 16, 2010 (the “Offer Date”) and April 26, 2010 or such other date to which this Offer may be extended (the “Expiration Date”), upon the terms and subject to the conditions set forth in the Purchasers’ Tender Offer Statement on Schedule TO (together with the exhibits thereto, the “Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”) on March 16, 2010.  As discussed further below, the Manager of the Fund (the “Manager”) recommends that the holders of the Units (the “Members”) reject the Offer and not tender their Units for purchase pursuant to the Offer.

Item 1.	Subject Company Information

The Fund’s name, and the address and telephone number of its principal executive offices, are as follows:

IMH Secured Loan Fund, LLC
4900 N. Scottsdale Rd #5000
Scottsdale, Arizona 85251
(480) 840-8400.

The title of the class of equity securities to which this Schedule 14D-9 relates is the Fund’s membership units, of which there were 73,038 outstanding as of the date of this Schedule 14D-9.

Item 2.	Identity and Background of Filing Person

The Fund is the person filing this Schedule 14D-9.  The Fund’s name, address and business telephone number are set forth in Item 1 above, which information is incorporated herein by reference.

This Schedule 14D-9 relates to the tender offer by the Purchasers pursuant to which the Purchasers have offered to purchase, subject to certain terms and conditions, up to 4,000 Units at a purchase price equal to $1,000 per Unit, less the amount of any distributions declared or made with respect to the Units between the Offer Date and the Expiration Date (the “Offer Price”).  The Offer is on the terms and subject to the conditions described in the Schedule TO.  Unless the Offer is extended, it will expire on April 26, 2010.  According to the Schedule TO, the business address and telephone number of the Purchasers is 1640 School Street, Moraga, California 94556, (925) 631-9100.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements

To the knowledge of the Manager of the Fund, as of the date of this Schedule 14D-9, there are no material agreements, arrangements, or understandings or any actual or potential conflicts of interest between the Fund or its affiliates and (i) the Purchasers and their executive officers, directors, or affiliates, or (ii) the executive officers, directors, or affiliates of the Fund, except for agreements, arrangements or understandings and actual or potential conflicts of interest discussed in the sections entitled “Interests of Certain Persons in the Conversion Transactions,” “Executive Compensation,” and “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” in Amendment No. 4  to the Fund’s registration statement on Form S-4, filed with the SEC on March 19, 2010 (the “Form S-4”) and incorporated herein by reference.

Item 4.	The Solicitation or Recommendation

(a) Solicitation or Recommendation.

The Manager thoroughly evaluated and assessed the terms of the Offer together with its outside advisors, and has determined that the Offer is not in the best interests of the Members of the Fund.

Accordingly, the Manager recommends that the Members reject the Offer and not tender their Units for purchase pursuant to the Offer.

The Manager acknowledges that each Member of the Fund must evaluate whether to tender its Units to the Purchasers pursuant to the Offer and that an individual Member may determine to tender based on, among other things, its individual liquidity needs.

(b) Background.

The Purchasers commenced the Offer on March 16, 2010 at a purchase price equal to the Offer Price.  The Purchasers included the following disclosure in the Schedule TO:  “The Purchasers are making the Offer for investment purposes and with the intention of making a profit from the ownership of the Units.  In establishing the purchase price of $1,000 per Unit, the Purchasers are motivated to establish the lowest price which might be acceptable to Unit holders consistent with the Purchasers’ objectives.”

The Manager believes that the Offer is an opportunistic attempt to deprive the Members of the Fund who tender Units in the Offer of the potential opportunity to realize a greater long-term value of their investment in the Fund.

(c) Reasons for the Recommendation.

In reaching the conclusions and in making the recommendation described above, the Manager: (i) reviewed the terms and conditions of the Offer; (ii) consulted with the Fund’s outside advisors; (iii) considered other information relating to the Fund’s historical financial performance, portfolio of assets, and future opportunities, including the proposed conversion of the Fund into a corporation and acquisition of the Manager and IMH Holdings LLC, an affiliate of the Manager; and (iv) evaluated various relevant and material factors in light of the Manager’s knowledge of the Fund’s business, financial condition, portfolio of assets, and its future prospects.

The reasons for the Manager’s recommendation include, without limitation, the following:

•	the Manager’s belief that, based in part on the Fund’s book value per Unit of $4,406.86 as of December 31,2009, the value of each Unit is significantly in excess of the Offer Price;

•
the Manager’s belief that, given the timing of the Offer and the Offer Price, the Offer represents an opportunistic attempt to deprive the Members who tender Units in the Offer of the potential opportunity to realize a greater long-term value of their investment in the Fund; however, there can be no assurance as to the actual long term value of the Units as such value is dependent on a number of factors, including general economic conditions and the other factors discussed in Item 8 “Additional Information” below;

•	the Manager’s knowledge of the potential value of the Fund’s assets;

•
in order to avoid being classified as a “publicly traded partnership” with the meaning of Section 7704(b) of the Internal Revenue Code of 1986, as amended and the rules and regulations thereunder, the prohibition in the section 10.3 of Fund’s operating agreement on transferring more than 2% of the Fund’s membership units in a taxable year, and the fact that the Offer is seeking the tender of more than 2% of the Fund’s membership units;

•	discussions with the Fund’s advisors;

•
the potential benefits from the proposed Conversion Transactions and the potential for an initial public offering following the consummation of the Conversion Transactions if they are completed, as discussed in the Form S-4; and

•
the fact that the Purchasers will reduce the Offer Price by distributions paid by the Fund and Members of the Fund who tender Units in the Offer will not receive any distributions that the Fund may make in the future, including the “Special Dividend” discussed in the Form S-4 if the Special Dividend is payable.

In view of the number of reasons and complexity of these matters, the Manager did not find it practicable to, nor did it attempt to, quantify, rank or otherwise assign relative weight to the specific reasons considered.

In light of the reasons considered above, the Manager has determined that the Offer is not in the best interests of the Members.  Accordingly, the Manager recommends that the Members reject the Offer and not tender their Units to the Purchasers for purchase pursuant to the Offer.  The Manager acknowledges that each Member must evaluate whether to tender its Units to the Purchasers pursuant to the Offer and that an individual Member may determine to tender based on, among other things, its individual liquidity needs.

(d) Intent to Tender.

As of March 26, 2010, the executive officers of the Manager as a group, beneficially own, individually and in the aggregate, less than 1% of the outstanding Units in the Fund.  The executive officers of the Manager are entitled to participate in the Offer on the same basis as other Members; however, all of such executive officers have advised the Fund that they do not intend to tender any of their Units in the Offer (including Units they are deemed to beneficially own).  To the knowledge of the Manager on behalf of the Fund, none of the Fund’s subsidiaries or other affiliates currently intends to tender Units held of record or beneficially by such person for purchase pursuant to the Offer.

Item 5.	Person/Assets Retained, Employed, Compensated or Used

Not applicable.

Item 6.	Interest in Securities of the Subject Company

Except as described below, during the past 60 days, no transactions with respect to the Units have been effected by the Fund or, to the knowledge of the Manager on behalf of the Fund, by any of its executive officers, directors, affiliates, or subsidiaries.

Item 7.	Purposes of the Transaction and Plans or Proposals

The Fund has not undertaken and is not engaged in any negotiations in response to the Offer which relate to:  (i) a tender offer or other acquisition of the Fund’s securities by the Fund, any of its subsidiaries, or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation involving the Fund or any of its subsidiaries; (iii) a purchase, sale, or transfer of a material amount of assets of the Fund or any of its subsidiaries; or (iv) any material change in the present distribution rate or policy, or indebtedness or capitalization of the Fund.  In addition, there is no transaction, board resolution, agreement in principle, or signed contract in response to the Offer that relates to or would result in one or more of the foregoing matters.  Prior to, and independent of, becoming aware of the Offer, the Fund filed the Form S-4 with respect to the proposed Conversion Transactions.

Item 8.	Additional Information

This Schedule 14D-9 contains certain forward-looking statements.  Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events, or trends and similar expressions concerning matters that are not historical facts.  In some cases, readers can identify forward looking statements by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “likely,” “may,” “plan,” “potential,” “should,” and “would” or the negative of these terms or other comparable terminology.

The forward-looking statements are based on the Fund’s beliefs, assumptions, and expectations of its future performance, taking into account all information currently available to it.  These beliefs, assumptions, and expectations can change as a result of many possible events or factors, not all of which are known to the Fund or within its control.  If a change occurs, the Fund’s business, financial condition, liquidity, and results of operations may vary materially from those expressed in its forward-looking statements.  Readers should carefully consider these risks, along with the following factors that could cause actual results to vary from the Fund’s forward-looking statements.

•
The decline in economic conditions and disruptions to markets may not improve for the foreseeable future, which could cause the Fund to suffer continuing operating losses, adversely affect its liquidity, and create other problems for its business.

•
The Fund is subject to the risk that, despite recent actions and proposals by the U.S. government and governments around the world, the economy and real estate and other markets will not improve, which could continue to harm the Fund’s ability to sell or dispose of the assets it owns and the ability of its borrowers to meet their obligations to the Fund, which would harm the Fund’s liquidity and operating results.

•
As a result of the suspension of certain of the Fund’s activities, the Manager believes that both the Fund’s and the Manager’s ability to continue as a “going concern” for the next 12 months is predicated on the continued success of one or more initiatives that have been initiated or implemented, including, without limitation, those pertaining to the “Conversion Transactions” described in the Form S-4, and a potential initial public offering.

•
The suspension of certain of the Fund’s activities as a result of current market conditions and the Fund’s liquidity status may persist for an extended period of time, and the Fund may not resume its historical levels of activities.

•
If the Fund’s liquidity continues to dissipate and the Fund is unable to meet its obligations, it may be forced to continue to sell certain assets for a price at or below the current book value of such assets, which could result in losses to the Fund.

•
The Fund currently intends to apply for listing of its common stock on the New York Stock Exchange following the consummation of an initial public offering, however, even if the Fund’s common stock is approved for listing, there can be no assurance that an established and liquid trading market for the common stock will develop or that it will continue if it does develop.

•
The Fund is subject to risks generally associated with lending to, and ownership of, real estate related assets, including changing economic conditions, environmental risks, unforeseen statutory and regulatory changes, the cost of and ability to obtain insurance, and risks related to developing and leasing of properties.

•
Real estate assets the Fund may acquire in foreclosure or through other means are generally non-earning assets that would correspondingly reduce the distributable yield to the Fund’s investors, if any.  Moreover, the ultimate disposition and liquidation of such assets may not occur for an extended period of time or at prices the Fund seeks, which would harm the Fund’s liquidity.

•
As a commercial real estate mortgage lender, the Fund is subject to a variety of external forces that could harm its operations and results, including, without limitation, fluctuations in interest rates, fluctuations in economic conditions (which are exacerbated by the Fund’s limited geographic diversity), and the effect that regulators or bankruptcy courts could have on the Fund’s operations and rights as a secured commercial real estate mortgage lender.

•
The Fund’s commercial real estate mortgage loans, which are not guaranteed by any government agency, are risky and are not sold on any secondary market, and the underwriting standards that the Fund previously utilized may not be sufficient to protect investors from the Fund’s borrowers’ loan defaults or to ensure that sufficient collateral, including collateral pledged by guarantors, will exist to protect investors from any such defaults in the context of the continued market stress currently applicable in the real estate sector.

•	There are material income tax risks associated with the ownership of Units and the Conversion Transactions described in the Form S-4.

•	As a publicly reporting company, the Fund will continue to incur significant increased costs and its management will be required to devote substantial time to new compliance initiatives.

The Fund undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events, or otherwise.  In light of these risks, uncertainties, and assumptions, the events described by the Fund’s forward-looking statements might not occur.  The Fund qualifies any and all of its forward-looking statements by these cautionary factors and readers should keep this cautionary note in mind as they read this Schedule 14D-9 and the documents incorporated by reference herein.

In addition to the foregoing, the Fund faces certain additional risks as described more fully in the sections entitled “Risk Factors” in the Form S-4, and entitled “Item 1A.  Risk Factors” in the Annual Report on Form 10-K filed by the Fund with the SEC on April 2, 2009,  and the Quarterly Report on Form 10-Q filed by the Fund with the SEC on November 18, 2009, which sections are incorporated herein by reference.

Item 9.	Exhibits

Exhibit No.	Document

(e)(1)	Excerpts from Amendment No. 4 to the Fund’s registration statement on Form S-4, filed with the SEC on March 18, 2010.*

(e)(2)	Excerpts from the Annual Report on Form 10-K filed by the Fund with the SEC on April 2, 2009.*

(e)(5)	Excerpts from the Quarterly Report on Form 10-Q filed by the Fund with the SEC on November 18, 2009.*

* Incorporated by reference as provided in Items 3 and 8 hereof.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

IMH SECURED LOAN FUND, LLC

By:   Investors Mortgage Holdings, Inc.
Its:   Manager

By:  /s/ Shane C. Albers
Shane C. Albers
Chairman and Chief Executive Officer

INDEX TO EXHIBITS

Exhibit No.	Document

(e)(1)	Excerpts from Amendment No. 3 to the Fund’s registration statement on Form S-4, filed with the SEC on March 18, 2010.*

(e)(2)	Excerpts from the Annual Report on Form 10-K filed by the Fund with the SEC on April 2, 2009.*

(e)(5)	Excerpts from the Quarterly Report on Form 10-Q filed by the Fund with the SEC on November 18, 2009.*

* Incorporated by reference as provided in Items 3 and 8 hereof.